Filed by Novus Capital Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation II

Commission File No.: 001-39982

Indianapolis investing group bets big on renewable energy

November 5, 2021 | John Russell

KEYWORDS BANKING & FINANCE / ENERGY & ENVIRONMENT / INITIAL PUBLIC
OFFERINGS / INVESTING / RENEWABLE ENERGY / SOLAR POWER / WIND POWER

There’s nothing small about Energy Vault Inc.

The 4-year-old California company, which is still refining its energy storage technology and has yet to turn a profit, thinks on a huge scale, from the height of its industrial towers (up to 390 feet, about 20 feet higher than the JW Marriott hotel downtown) to its lofty revenue projections (an eye-popping $2.7 billion by 2025).

The goals might seem audacious for a startup. But a group led by Indianapolis businessman Robert Laikin is making a big bet that Energy Vault will help lead a transformation of the renewable-energy sector and help slow the use of fossil fuels.

Laikin’s blank-check company, Novus Capital Corp. II, announced in September it will merge with Energy Vault in a deal that will take the young company public and give it an immediate cash infusion of $388 million. The deal is projected to close early next year.

In the process, the deal will become just the latest in a frenzy of transactions involving special-purpose acquisition companies, or SPACs, which are essentially shell companies that exist only to raise funds and then buy one or more businesses and merge with them as a way to take those businesses public.

SPACs have raised nearly $75 billion this year and now account for more than 70% of all initial public offerings, up from 20% two years ago, according to research firm Dealogic.

Yet the SPAC sector is quickly cooling off. A broad sell-off in SPAC stocks since April has wiped tens of billions of dollars off the value of those companies, with shares dropping 25%, according to a September report in The Wall Street Journal.

Laikin’s group did not find Energy Vault quickly or easily. It took many months, during which his group evaluated more than 100 potential transactions in a wide array of industries, from online gaming and beverage branding to electric aircraft and robotic manufacturing.

In the end, Laikin’s group was won over by Energy Vault’s “innovative and disruptive model” for redistributing renewable energy, along with the company’s management team and its strong institutional and strategic investors, which include SoftBank of Japan and Enel Green Energy, described as the world’s largest independent power producer of renewable energy.

At the heart of Energy Vault’s business is a patented technology inspired by principles used by hydroelectric plants, which use moving water to capture and later discharge power.

Instead of water, Energy Vault uses 35-ton bricks that can be formed out of soil, coal ash and recycled fiberglass from windmill blades.

What Energy Vault aims to do is help solar farms and wind farms store potential energy for use when the wind is not blowing and the sun is not shining. In the process, it wants to remove a huge barrier to the wider use of renewable energy.

“They took the physics of pumped hydro and put it into a tower that you could locate anywhere in the world,” Laikin said. “So that’s revolutionary the way they did it.”

Gaining traction

But the merger wasn’t one of those deals that was destined to happen. Just a year ago, the leaders of Energy Vault were content to remain independent. They were successfully raising large amounts of capital on their own. By 2019—just two years after its founding—Energy Vault had raised $110 million from SoftBank of Japan and an undisclosed amount from Cemex, a building-materials conglomerate in Mexico.

So by the middle of 2020, the idea of going public—whether on their own or through a SPAC merger—was not even on the minds of the company’s senior leaders.

“In the second half of last year, that was not something I was even considering bringing to the board,” said Robert Piconi, co-founder and CEO of Energy Vault.

Last summer, the company had just connected its first commercial system to a grid in Switzerland, a milestone that showed its technology, tested many times at small levels, could work at grid scale.

The infrastructure looked immense: a steel crane soaring 360 feet high over the Swiss countryside, with six arms at the top, pointing in different directions, to mechanically raise and lower the 35-ton blocks into stacks, receiving and releasing energy to the Swiss national grid.

When energy demand is light, the system is designed to use the excess energy to power motors that lift the blocks high in the air. When energy demand is heavy, the cranes lower the blocks to the ground, which powers motors that act as generators to deliver electricity to the grid.

When the bricks are stacked at full height, the system is fully “charged,” with each brick representing about 1 megawatt of potential energy to be discharged when needed.

The system passed its initial tests for workability. And a few months later, by the beginning of 2021, Energy Vault was in final discussions to provide energy storage to several large customers, including Saudi Aramco, the largest energy company in the world; and Enel Green Power, the largest independent power producer in the world.

Buoyed by that success, Energy Vault leaders began to toy with the idea of going public.

“So as we started to get traction, and with other customers beyond these two, we decided at our January board meeting we would go ahead and hire some advisers and informally look at the [SPAC] space,” Piconi said.

By doing so, Energy Vault wanted to stick its toes in the water and see how it felt, gradually and without pressure.

What the company didn’t want to do, Piconi said, was take part in a so-called “SPAC-athon,” or a series of high-pressure meetings where a company tries to market itself to the highest bidder.

But high pressure or not, SPACs soon began knocking at the door. Over the next few months, representatives of “somewhere between 10 and 25” SPACs came calling, Piconi said, looking to see if Energy Vault would be a good fit.

Laikin would soon meet Piconi and begin discussing business, but not by the traditional route.

Moving on

Laikin, 58, is best known as the founder and former CEO of Brightpoint Inc., an Indianapolis-based wireless phone distributor he built over two decades to $5.2 billion in sales and about 4,000 employees. He sold the company to Ingram Micro Inc. of Santa Ana, California, in 2012 for $840 million.

After the sale, he stayed on with Ingram Micro for seven years in a variety of roles, from managing the company’s global real estate to overseeing its government relations. He left in 2019 and began wondering about his next career move.

Intrigued by the burgeoning SPAC movement, he began to entertain the idea of putting together his own blank-check company. He talked with business mentors and friends and decided he had the skills to do the job, which he called a mix of investment banking and building a business.

“I was retired for almost a full month, I think,” Laikin said.

His SPAC, now known as Novus I, quickly raised $100 million from investors and began looking for a company to buy.

In September 2020, Novus I announced it had reached an agreement to combine with AppHarvest, a developer and operator of large-scale and high-tech indoor farms, based in Lexington, Kentucky.

AppHarvest had an all-star group of backers, including Rupert Murdoch’s son James, legendary investor Jeff Ubben, AOL founder Steve Case, Martha Stewart and best-selling author J.D. Vance.

By completing the deal, Laikin’s group was on the map. He was betting his backers’ money that he could find the right company with high prospects. And with AppHarvest, he found a startup that boasted it could revolutionize agriculture by building high-productivity, sustainable, technology-augmented indoor farms.

SPAC No. 2

Not content with one deal, Laikin and his group were soon at it again, launching their second SPAC, known as Novus II, this January. Fueled by the apparent success of its first effort, which resulted in paper profits of $122 million in less than a year, the group found a willing world of investors eager to buy shares in the second SPAC.

Novus II raised $288 million and began looking for another company to buy. Other than saying it wanted to look in the technology and sustainability sectors, Novus II kept people guessing about what kind of targets it might consider.

Also this January, Laikin was introduced by Alan Schwartz, executive chairman of Guggenheim Partners, an investment banking firm based in New York and Chicago, to the founders of Helena Special Investments LLC, a Los Angeles-based company that invests in new technologies that address global problems, according to the prospectus filed by Novus and Energy Vault.

Laikin and Helena leaders scheduled a phone conversation a few weeks later, and the investment firm asked Laikin to invest personally, not as a SPAC, in a Helena $100 million fund that was still forming.

During the same conversation, Laikin was also offered the opportunity to invest in a current investment. One of the companies Helena was backing: a startup called Energy Vault.

Within a few weeks, Laikin made an investment of $250,000 in Helena SPV. And a few days after that, a Helena leader introduced Laikin and his business partner, Larry Paulson, to Piconi, Energy Vault’s CEO.

The introduction led to a series of phone calls and meetings between Energy Vault and Novus, as the two sides learned more about each other and began to trade a growing amount of information.

They apparently felt a certain bond early on. By April 14, the two sides signed a mutually exclusive letter of intent.

Piconi said connecting with Laikin as a private investor made it easy to take things to the next level.

“When you have principals who are already investors, you’re already aligned on a lot of things,” Piconi recalled. “…So that made the discussions pretty easy.”

The new platform

While the relationship was growing, Energy Vault continued to raise money on its own. In August, it announced it had won $100 million in Series C financing led by Prime Movers Lab, a firm based in Jackson, Wyoming, that invests in breakthrough scientific startups.

The new money, Energy Vault said, would support development of its new platform. Instead of a crane with six arms, the company would construct large, modular buildings, ranging in height from 260 feet to nearly 400 feet.

Inside the massive building, the company would install a system of interior cranes and pulleys that would lift and lower the huge bricks, connected to the grid, to receive and release renewable energy.

Energy Vault has yet to deploy its modular platform, which it calls its EVx system. But that day might be approaching soon. Last week, Energy Vault announced it had signed a storage deal with DG Fuels LLC, a company that uses solar energy to make sustainable aviation fuel, also known as green jet fuel.

The deal is expected to generate up to $520 million for Energy Vault in return for its providing 1.6 gigawatt hours of energy storage to support DG Fuels projects in Louisiana, Ohio and Canada.

“DG Fuels will deploy Energy Vault’s gravity storage systems to provide green electricity in conjunction with photovoltaic solar to firm and shape the renewable energy to match the demand load of the green hydrogen production,” the joint announcement said.

Construction of the first project, in Louisiana, is expected to begin next year.

Bumps, but new pact

The discussions between Energy Vault and Novus leaders expanded over the months, as the two teams brought in lawyers, financial analysts and their boards.

But at the same time, Laikin’s first SPAC, Novus I, was encountering turbulence. Its partner, AppHarvest, posted a $32 million loss in the second quarter in August, missing estimates and lowering earnings guidance.

The company blamed poor employee training and historically low tomato prices.

Shares in AppHarvest, which had been trading at about $36 in February, slipped to $7.30 on the news and have yet to recover, trading this week below $6. The company plans to announce third-quarter earnings next week.

“They clearly did not meet expectations and the stock got punished,” said Laikin, who sits on AppHarvest’s board. He declined to elaborate, saying it would be inappropriate for him to do so as a board member.

But the news of AppHarvest’s disappointing results soon took a back seat. On Sept. 9, Novus announced its second merger agreement: a deal to combine with Energy Vault.

The combined company will be named Energy Vault Holdings Inc. and is expected to be listed on the New York Stock Exchange under the ticker symbol GWHR.

The arrangement values Energy Vault at $1.6 billion, a huge sum for a private company that is a relative newcomer in the burgeoning field of renewable energy.

The company, of course, could find a huge market if it proves successful. Hundreds of large corporations, from Apple Inc. to General Motors Co., are clamoring for clean energy to help them lessen their carbon footprint from fossil fuels—a move known as the “green transition.”

In the meantime, Laikin said he is cooling his appetite on SPACs for the moment, given the sudden downturn in the sector.

“SPACs have become a dirty word,” he said. “For every Energy Vault, there’s 100 bad companies, in my opinion, that are going public. And they shouldn’t be public. … I think this is just a cycle. And hopefully it will be over by the middle of next year.”•

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Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “designed,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, expectations and timing related to the rollout of the business of Energy Vault, Inc. (“Energy Vault”) and timing of deployments, including with respect to the agreement with DG Fuels and the associated projects, expectations with respect to revenue generated under the agreement with DG Fuels, the consummation of the agreement with DG Fuels, the proposed features and designs of the EVx and the Energy Vault Resiliency Center (EVRC) platforms, the availability of low-cost and locally sourced materials to produce “mobile masses,” customer growth and other business milestones, potential benefits of the proposed business combination and PIPE investment (the “Proposed Transactions”), and expectations related to the timing of the Proposed Transactions.

These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Energy Vault’s management and the management of Novus Capital Corporation II (“Novus”) and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Energy Vault and Novus.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of Novus or Energy Vault is not obtained; failure to realize the anticipated benefits of the Proposed Transactions; risks relating to the uncertainty of the projected financial information with respect to Energy Vault; risks related to the rollout of Energy Vault’s business and the timing of expected business milestones; risks related to the inability or unwillingness of Energy Vault’s customers to perform under sales agreements; risks related to Energy Vault’s ability to obtain and maintain a performance bond; risks related to Energy Vault’s receiving partial payment in the form of subordinated debt; risks related to timing delays that impact the sales price due to Energy Vault under its announced agreement with DG Fuels; demand for renewable energy; ability to commercialize and sell its solution; ability to negotiate definitive contractual arrangements with potential customers; including a purchase and sale agreement with DG Fuels that is contemplated by the announced agreement; the impact of competitive technologies; ability to obtain sufficient supply of materials; the impact of Covid-19; global economic conditions; ability to meet installation schedules; construction and permitting delays and related increases in costs; risks related to the performance of systems delivered to DG Fuels; the effects of competition on Energy Vault’s future business; the amount of redemption requests made by Novus’ public shareholders; and those factors discussed in Novus’ Registration Statement on Form S-4 relating to the business combination under the caption “Risk Factors”, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and the preliminary proxy statement/prospectus, in each case, under the heading “Risk Factors,” and other documents of Novus filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Novus nor the Company presently know or that Novus and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Novus’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. Novus and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Novus and the Company may elect to update these forward-looking statements at some point in the future, Novus and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Novus’s or the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Novus and Energy Vault. Novus has filed a registration statement on Form S-4 with the SEC, which includes a preliminary proxy statement/prospectus of Novus, and certain related documents, to be used at the meeting of stockholders to approve the proposed business combination and related matters. Investors and security holders of Novus are urged to read the preliminary proxy statement/prospectus, and any amendments thereto and other relevant documents that will be filed with the SEC, carefully and in their entirety when they become available because they will contain important information about Energy Vault, Novus and the business combination. The definitive proxy statement will be mailed to stockholders of Novus as of a record date to be established for voting on the proposed business combination. Investors and security holders are also be able to obtain copies of the registration statement and other documents containing important information about each of the companies as and when such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Novus and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Energy Vault and its executive officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of Novus is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the preliminary proxy statement and other relevant materials filed or to be filed with the SEC when they become available. Novus stockholders and other interested persons should read the preliminary proxy statement carefully before making any voting decisions. As they become available, these documents can be obtained free of charge from the sources indicated above.